Exhibit 99.3

7° E To authorise, as regards the inclusion of executive directors among its beneficiaries and inasmuch as it is a remuneration system that includes the delivery to them of shares of the Bank or of rights thereon or that is linked to the price of the shares, the (immediate or deterred) delivery of shares of the Bank within the Framework of the application of the Group’s buyout regulations which have been approved by the board of di rectors of the Bank, Following a proposal of the remuneration committee.

Such buyout regulations are an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer From the Bank {or From other Group companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which take into account the regulations and recommendations that apply to the Bank, allow for the maintenance of certain flexibility to be able to attract the best talent and to be Fair with respect to the loss of rights that an executive or employee incurs due to joining the Group, given that the conditions of the buyout take into account those that applied to the remuneration the loss of which is compensated for.

The maximum number of shares that may be deliver red under this resolution is a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the average weighted listing prices of the Santander shares for the fifty trading g sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of EUR 40 million.

The authorisation granted hereby may be used to undertake commitments to deliver shares in relation to the engagements that occur during Financial year 2025 and during Financial year 2026, until the ordinary general shareholders’ meeting is held in 2026.